FINANCIAL SUMMARY

   (All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

                              FY2010 First Quarter
                      (April 1, 2009 through June 30, 2009)




        English translation from the original Japanese-language document















                            TOYOTA MOTOR CORPORATION

Cautionary Statement


     This report contains summarized and condensed financial information prepared in accordance with accounting principles generally accepted in the United States of America. Certain prior year amounts have been reclassified to conform to the presentations for the current quarterly financial statements.

               FY2010 First Quarter Consolidated Financial Results

   (All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America) English translation from the original Japanese-language document

                                                                                                             August 4, 2009
  Company name                                         : Toyota Motor Corporation
  Stock exchanges on which the shares are listed       : Tokyo, Osaka, Nagoya, Sapporo and Fukuoka Stock Exchanges in Japan
  Code number                                          : 7203
  URL                                                  : http://www.toyota.co.jp
  Representative                                       : Akio Toyoda, President
  Contact person                                       : Takuo Sasaki, Managing Officer
                                                         Tel. (0565)28-2121
  Filing date of quarterly securities report           : August 6, 2009
  Payment date of cash dividends                       : --

                                                                            (Amounts are rounded to the nearest million yen)

1. Consolidated Results for FY2010 First Quarter (April 1, 2009 through June 30, 2009)
(1) Consolidated financial results (For the three months ended June 30)            (% of change from previous first quarter)
----------------------------------------------------------------------------------------------------------------------------
                                                                                   Quarterly income before income taxes,
                                Net revenues                 Operating income            and equity in earnings of
                                                                                           affiliated companies
----------------------------------------------------------------------------------------------------------------------------
                                Million yen       %          Million yen       %            Million yen       %
   FY2010 first quarter          3,836,077    -38.3            -194,863       --              -138,508       --
   FY2009 first quarter          6,215,130     -4.7             412,591    -38.9               453,054    -38.7
----------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------
                           Quarterly net income per share    Quarterly net income per share
                                       - Basic                         - Diluted
-------------------------------------------------------------------------------------------
                                                      Yen                          Yen
   FY2010 first quarter                --                             --
   FY2009 first quarter                --                             --
-------------------------------------------------------------------------------------------
Quarterly net income attributable to Toyota Motor Corporation*: FY2010 first quarter - 77,822 million yen,
FY2009 first quarter 353,659 million yen
Quarterly net income attributable to Toyota Motor Corporation per share - Basic*: FY2010 first quarter -24.82 yen,
FY2009 first quarter 112.30 yen
Quarterly net income attributable to Toyota Motor Corporation per share - Diluted*: FY2010 first quarter -24.82 yen,
FY2009 first quarter 112.28 yen
*"Quarterly net income attributable to Toyota Motor Corporation" is equivalent to "Quarterly net income" up to FY2009.

(2) Consolidated financial position
----------------------------------------------------------------------------------------------------------------------------
                                                                           Ratio of
                           Total assets  Toyota Motor Corporation   Toyota Motor Corporation     Toyota Motor Corporation
                                           shareholders' equity       shareholders' equity    shareholders' equity per share
----------------------------------------------------------------------------------------------------------------------------
                           Million yen                 Million yen                        %                      Yen
   FY2010 first quarter     29,404,542                  10,066,208                     34.2                 3,209.95
        FY2009              29,062,037                  10,061,207                     34.6                 3,208.41
----------------------------------------------------------------------------------------------------------------------------

2. Cash dividends
----------------------------------------------------------------------------------------------------------------------------
                                                             Cash dividends per share
----------------------------------------------------------------------------------------------------------------------------
   (Record date)      End of first quarter     End of second quarter     End of third quarter     Year-end         Annual
----------------------------------------------------------------------------------------------------------------------------
                                       Yen                       Yen                   Yen                Yen           Yen
   FY2009                       --                             65.00                --                 35.00         100.00
   FY2010                       --                      ------                    ------            ------        ------
----------------------------------------------------------------------------------------------------------------------------
   FY2010
 (forecast)                   ------                      --                        --                --            --
----------------------------------------------------------------------------------------------------------------------------
(Note) Revisions to the forecast of cash dividends in the current quarter: none

3. Forecast of consolidated results for FY2010 (April 1, 2009 through March 31, 2010)
                                                                              (% of change from FY2009 First Half of FY2009)
----------------------------------------------------------------------------------------------------------------------------
                                                                                         Income before income taxes
                             Net revenues                   Operating income              and equity in earnings of
                                                                                            affiliated companies
----------------------------------------------------------------------------------------------------------------------------
                             Million yen         %            Million yen         %            Million yen            %
    FY2010 First Half
    (for the six months        7,800,000     -36.0               -400,000       --                -350,000          --
      ending September
        30, 2009)
         FY2010               16,800,000     -18.2               -750,000       --                -700,000          --
----------------------------------------------------------------------------------------------------------------------------
(Note) Revisions to the forecast of consolidated results in the current quarter: yes
Net income attributable to Toyota Motor Corporation*: FY2010 First Half - 250,000 million yen, FY2010 -450,000 million yen
Net income attributable to Toyota Motor Corporation per share - Basic*: FY2010 First Half -79.72 yen, FY2010 -143.50 yen
*"Net income attributable to Toyota Motor Corporation" is equivalent to "Net Income" up to FY2009.

4. Others
(1) Changes in significant subsidiaries during the current period
    (Changes in specified subsidiaries that caused a change in the scope of consolidation): none

(2) Simplified accounting procedures and accounting procedures specific to quarterly consolidated financial statements: yes
    Note: For more details, please see page 5 "4.Other".

(3) Changes in accounting principles, procedures, and disclosures for quarterly consolidated financial statements
    (i)  Changes by a newly issued accounting pronouncement: yes
    (ii) Changes other than (3)-(i) above: none
    Note: For more details, please see page 6 "4.Other".

(4) Number of shares issued and outstanding (common stock)
    (i) Number of shares issued and outstanding at the end of each period (including treasury stock):
          FY2010 first quarter 3,447,997,492 shares, FY2009 3,447,997,492 shares
    (ii)  Number of treasury stock at the end of each period:
          FY2010 first quarter 312,060,165 shares, FY2009 312,115,017 shares
    (iii) Average number of shares issued and outstanding in each period:
          FY2010 first quarter 3,135,918,133 shares, FY2009 first quarter 3,149,288,212 shares


Cautionary Statement with Respect to Forward-Looking Statements

     This report contains forward-looking statements that reflect Toyota's forecasts for consolidated results. These forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause Toyota's actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. These factors include: (i) changes in economic conditions and market demand affecting, and the competitive environment in, the automotive markets in Japan, North America, Europe, Asia and other markets in which Toyota operates; (ii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar, the euro, the Australian dollar, the Canadian dollar and the British pound; (iii) changes in funding environment in financial markets; (iv)
Toyota's ability to realize production efficiencies and to implement capital expenditures at the levels and times planned by management; (v) changes in the laws, regulations and government policies in the markets in which Toyota operates that affect Toyota's automotive operations, particularly laws, regulations and government policies relating to trade, environmental protection, vehicle emissions, vehicle fuel economy and vehicle safety, as well as changes in laws, regulations and government policies that affect Toyota's other operations, including the outcome of future litigation and other legal proceedings; (vi) political instability in the markets in which Toyota operates;
(vii) Toyota's ability to timely develop and achieve market acceptance of new products; and (viii) fuel shortages or interruptions in transportation systems, labor strikes, work stoppages or other interruptions to, or difficulties in, the employment of labor in the major markets where Toyota purchases materials, components and supplies for the production of its products or where its products are produced, distributed or sold.

     A discussion of these and other factors which may affect Toyota's actual results, performance, achievements or financial position is contained in Toyota's annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission.


     This report contains summarized and condensed financial information prepared in accordance with accounting principles generally accepted in the United States of America. Certain prior year amounts have been reclassified to conform to the presentations for the current quarterly financial statements.

                 TOYOTA MOTOR CORPORATION FY2010 First Quarter Financial Summary (All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)


1. Qualitative Information Concerning Consolidated Financial Results for FY2010 First Quarter

 (1) Financial Results

          Consolidated vehicle unit sales in Japan and overseas decreased by 785 thousand units, or 35.9%, to 1,401 thousand units in FY2010 first quarter (for the three months ended June 30, 2009) compared with FY2009 first quarter (for the three months ended June 30, 2008). Vehicle unit sales in Japan decreased by 105 thousand units, or 20.6%, to 407 thousand units in FY2010 first quarter compared with FY2009 first quarter. Meanwhile, overseas vehicle unit sales also decreased by 680 thousand units, or 40.6%, to 994 thousand units in FY2010 first quarter compared with FY2009 first quarter.

          As for the results of operations, net revenues decreased by 2,379.1 billion yen, or 38.3%, to 3,836.0 billion yen in FY2010 first quarter compared with FY2009 first quarter, and operating income decreased by 607.4 billion yen to an operating loss of 194.9 billion yen in FY2010 first quarter compared with FY2009 first quarter. Among the factors contributing to an increase in operating income were the effects of reduction in fixed costs of 150.0 billion yen and cost reduction efforts of 80.0 billion yen. On the other hand, factors resulting in the decrease in operating income primarily included the effects of sales volume and mix of 650.0 billion yen, changes in exchange rates of 140.0 billion yen, and other factors of
     47.4 billion yen. Quarterly income before income taxes and equity in earnings of affiliated companies decreased by 591.5 billion yen to a loss of 138.5 billion yen in FY2010 first quarter compared with FY2009 first quarter. Quarterly net income attributable to Toyota Motor Corporation decreased by 431.4 billion yen to a loss of 77.8 billion yen in FY2010 first quarter compared with FY2009 first quarter.

     *"Quarterly net income attributable to Toyota Motor Corporation" is equivalent to "Quarterly net income" up to FY2009.


 (2) Segment Operating Results

     (i)  Automotive:
               Net revenues for the automotive operations decreased by 2,307.9 billion yen, or 40.3%, to 3,413.0 billion yen in FY2010 first quarter compared with FY2009 first quarter, and operating income decreased by
          571.4 billion yen to an operating loss of 239.1 billion yen in FY2010 first quarter compared with FY2009 first quarter. The decrease in operating income was mainly due to decreases in both production volume and vehicle unit sales and the effects of changes in exchange rates, despite the effects of reduction in fixed costs and cost reduction efforts.

    (ii)  Financial services:
               Net revenues for the financial services operations decreased by
          43.0 billion yen, or 11.8%, to 320.1 billion yen in FY2010 first quarter compared with FY2009 first quarter, and operating income decreased by 29.5 billion yen, or 37.3%, to 49.6 billion yen in FY2010 first quarter compared with FY2009 first quarter. The decrease in operating income was mainly due to a decrease in valuation gains on interest rate swaps stated at fair value in accordance with the Statement of Financial Accounting Standards ("FAS") No. 133 (as amended by several guidance including FAS No. 138) in sales finance subsidiaries, despite higher interest margins in financing.

   (iii)  All other:
               Net revenues for all other businesses decreased by 84.1 billion yen, or 29.2%, to 204.1 billion yen in FY2010 first quarter compared with FY2009 first quarter and operating income decreased by 7.5 billion yen to an operating loss of 4.6 billion yen in FY2010 first quarter compared with FY2009 first quarter.

                 TOYOTA MOTOR CORPORATION FY2010 First Quarter Financial Summary (All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)


 (3) Geographic Information

      (i) Japan:
               Net revenues in Japan decreased by 1,479.0 billion yen, or 40.4%, to 2,181.8 billion yen in FY2010 first quarter compared with FY2009 first quarter, and operating income decreased by 429.1 billion yen to an operating loss of 212.0 billion yen in FY2010 first quarter compared with FY2009 first quarter. The decrease in operating income was mainly due to decreases in both production volume and vehicle exports, and the effects of changes in exchange rates, despite the effects of cost reduction efforts and reduction in fixed costs.

     (ii) North America:
               Net revenues in North America decreased by 915.9 billion yen, or 43.8%, to 1,175.2 billion yen in FY2010 first quarter compared with FY2009 first quarter, and operating income decreased by 72.8 billion yen to an operating loss of 3.7 billion yen in FY2010 first quarter compared with FY2009 first quarter. The decrease in operating income was mainly due to decreases in both production volume and vehicle unit sales, and a decrease in valuation gains on interest rate swaps stated at fair value in accordance with FAS No. 133 (as amended by several guidance including FAS No. 138) in sales finance subsidiaries in the United States of America.

    (iii) Europe:
               Net revenues in Europe decreased by 401.1 billion yen, or 43.8%, to 515.1 billion yen in FY2010 first quarter compared with FY2009 first quarter, and operating income decreased by 40.7 billion yen to an operating loss of 20.4 billion yen in FY2010 first quarter compared with FY2009 first quarter. The decrease in operating income was mainly due to decreases in both production volume and vehicle unit sales.

     (iv) Asia:
               Net revenues in Asia decreased by 304.2 billion yen, or 38.1%, to
          494.1 billion yen in FY2010 first quarter compared with FY2009 first quarter, and operating income decreased by 42.4 billion yen, or 61.2%, to 26.9 billion yen in FY2010 first quarter compared with FY2009 first quarter. The decrease in operating income was mainly due to decreases in both production volume and vehicle unit sales.

      (v) Other (Central and South America, Oceania and Africa):
               Net revenues in other regions decreased by 285.4 billion yen, or 45.4%, to 343.3 billion yen in FY2010 first quarter compared with FY2009 first quarter, and operating income decreased by 27.1 billion yen, or 60.9% to 17.4 billion yen in FY2010 first quarter compared with FY2009 first quarter. The decrease in operating income was mainly due to decreases in both production volume and vehicle unit sales.


2. Qualitative Information Concerning Consolidated Financial Position for FY2010 First Quarter

     Cash flows from operating activities resulted in an increase in cash by
558.9 billion yen in FY2010 first quarter. Net cash provided by operating activities decreased by 373.8 billion yen from 932.7 billion yen in FY2009 first quarter. Cash flows from investing activities resulted in a decrease in cash by
234.2 billion yen in FY2010 first quarter. Net cash used in investing activities decreased by 779.8 billion yen from 1,014.0 billion yen in FY2009 first quarter. Cash flows from financing activities resulted in a decrease in cash by 96.0 billion yen in FY2010 first quarter. Net cash provided by financing activities decreased by 409.1 billion yen from 313.1 billion yen in FY2009 first quarter. After taking into account the effect of changes in exchange rates, cash and cash equivalents increased by 245.1 billion yen, or 10.0%, to 2,689.3 billion yen at the end of FY2010 first quarter compared with the end of FY2009.

                 TOYOTA MOTOR CORPORATION FY2010 First Quarter Financial Summary (All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)


3. Qualitative Information Concerning Forecast of Consolidated Financial Results for FY2010

     Reflecting the upward revision of our sales plan based on our recent business performance and favorable results obtained from a variety of measures for profit improvement, the current forecast of consolidated financial results for FY2010 (April 1, 2009 through March 31, 2010) is set forth below. This forecast assumes average exchange rates through the fiscal year of 92 yen per US$1 and 131 yen per 1 Euro.


Forecast of consolidated results for FY2010

Net revenues                    16,800.0 billion yen (a decrease of 18.2% compared with FY2009)
Operating loss                   (750.0) billion yen (a decrease of   --  compared with FY2009)
Loss before income taxes
  and equity in earnings of      (700.0) billion yen (a decrease of   --  compared with FY2009)
  affiliated companies
Net loss attributable to         (450.0) billion yen (a decrease of   --  compared with FY2009)
  Toyota Motor Corporation
*"Net loss attributable to Toyota Motor Corporation" is equivalent to "Net Loss" up to FY2009.


     These forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause Toyota's actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements.
     When using the forecast of financial results, please refer to the Cautionary Statement with Respect to Forward-Looking Statements on page 2.

4.   Other

   (1)Changes in significant subsidiaries during the current period
      (Changes in specified subsidiaries that caused a change in the scope of consolidation)

      None

   (2)Simplified accounting procedures and accounting procedures specific to quarterly consolidated financial statements

      Provision for income taxes

           The provision for income taxes is computed by multiplying quarterly income before income taxes and equity in earnings of affiliated companies by estimated annual effective tax rates. These estimated effective tax rates reflect anticipated investment tax credits, foreign tax credits and other items including changes in valuation allowances, that affect estimated effective tax rates.

                 TOYOTA MOTOR CORPORATION FY2010 First Quarter Financial Summary (All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)


   (3)Changes in accounting principles, procedures, and disclosures for quarterly consolidated financial statements

      In December 2007, the Financial Accounting Standards Board ("FASB") issued FAS No. 141(R), Business Combinations ("FAS 141(R)"). FAS 141(R) establishes principles and requirements for how the acquirer recognizes and measures the identifiable assets acquired, the liabilities assumed, any noncontrolling interest, and the goodwill acquired in a business combination or a gain from a bargain purchase. Also, FAS 141(R) provides several new disclosure requirements that enable users of the financial statements to evaluate the nature and financial effects of the business combination. Toyota and its consolidated subsidiaries ("Toyota") adopted FAS 141(R) from the business combinations on and after the beginning of fiscal year begun on or after December 15, 2008. The adoption of FAS 141(R) did not have a material impact on Toyota's quarterly consolidated financial statements.

      In December 2007, FASB issued FAS No. 160, Noncontrolling Interests in Consolidated Financial Statements - an amendment of ARB No. 51 ("FAS 160"). FAS 160 amends the guidance in Accounting Research Bulletins No. 51, Consolidated Financial Statements, to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. Toyota adopted FAS 160 from the interim period within the fiscal year begun on or after December 15, 2008. As a result, noncontrolling interest, formerly reported as minority interest, is reported as shareholders' equity in the quarterly consolidated balance sheets, and the amount of net income attributable to the parent and to the noncontrolling interest are identified and presented in the quarterly consolidated statements of income. Since the presentation and disclosure requirements have been applied retrospectively for all periods presented in the consolidated financial statements in which FAS 160 is applied, certain prior year amounts have been reclassified to conform to FAS 160. The adoption of FAS 160 did not have a material impact on Toyota's quarterly consolidated financial statements.

      In April 2009, FASB issued FASB Staff Position No. FAS 115-2 and FAS 124-2, Recognition and Presentation of Other-Than-Temporary Impairments ("FSP FAS 115-2 and FAS 124-2"). FSP FAS 115-2 and FAS 124-2 revises the recognition and presentation requirements for other-than-temporary impairments of debt securities, and contains additional disclosure requirements related to debt and equity securities. Toyota adopted FSP FAS 115-2 and FAS 124-2 from the interim period ended after June 15, 2009. The adoption of FSP FAS 115-2 and FAS 124-2 did not have a material impact on Toyota's quarterly consolidated financial statements.

      In May 2009, FASB issued FAS No. 165, Subsequent Events ("FAS 165"). FAS 165 is intended to establish general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued. Toyota adopted FAS 165 from the interim period ended after June 15, 2009. The adoption of FAS 165 did not have a material impact on Toyota's quarterly consolidated financial statements.

                 TOYOTA MOTOR CORPORATION FY2010 First Quarter Financial Summary (All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)


5. Consolidated Production and Sales

 (1) Production

                                                                                                      (Units)
-------------------------------------------------------------------------------------------------------------
                                   FY2009 first quarter        FY2010 first quarter
            Business segment      (April 1, 2008 through      (April 1, 2009 through          Increase
                                      June 30, 2008)              June 30, 2009)             (Decrease)
-------------------------------------------------------------------------------------------------------------
                       Japan                 1,252,936                     761,954               (490,982)
                   North America               325,634                     201,415               (124,219)
    Automotive         Europe                  168,095                      92,691                (75,404)
                        Asia                   262,388                     191,745                (70,643)
                       Other                   128,138                      71,700                (56,438)
                   ------------------------------------------------------------------------------------------
                       Total                 2,137,191                   1,319,505               (817,686)
-------------------------------------------------------------------------------------------------------------
      Other           Housing                      902                         788                   (114)
-------------------------------------------------------------------------------------------------------------
Note: 1 Production in "Automotive" indicates production units of vehicles (new).
      2 "Other" in "Automotive" consists of Central and South America, Oceania and Africa.


 (2) Sales (by destination)

                                                                                                      (Units)
-------------------------------------------------------------------------------------------------------------
                                   FY2009 first quarter        FY2010 first quarter
            Business segment      (April 1, 2008 through      (April 1, 2009 through          Increase
                                      June 30, 2008)              June 30, 2009)             (Decrease)
-------------------------------------------------------------------------------------------------------------
                       Japan                   512,874                     407,043               (105,831)
                   North America               728,679                     387,078               (341,601)
    Automotive         Europe                  300,998                     212,537                (88,461)
                        Asia                   262,279                     194,579                (67,700)
                       Other                   381,693                     199,679               (182,014)
                   ------------------------------------------------------------------------------------------
                       Total                 2,186,523                   1,400,916               (785,607)
-------------------------------------------------------------------------------------------------------------
      Other           Housing                      916                         774                   (142)
-------------------------------------------------------------------------------------------------------------
Note: 1 Sales in "Automotive" indicates sales units of vehicles (new).
      2 "Other" in "Automotive" consists of Central and South America, Oceania, Africa and the Middle East, etc.

                 TOYOTA MOTOR CORPORATION FY2010 First Quarter Financial Summary (All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)



6. Quarterly Consolidated Financial Statements

 (1) Quarterly Consolidated Balance Sheets

                                                                                                               (Amount: million yen)
----------------------------------------------------------- ----------------------- ------------------------ -----------------------
                                                             FY2010 first quarter           FY2009
                                                               (As of June 30,         (As of March 31,               Increase
                                                                     2009)                   2009)                   (Decrease)
----------------------------------------------------------- ----------------------- ------------------------ -----------------------
Assets
  Current assets:
     Cash and cash equivalents                                           2,689,374                2,444,280                 245,094
     Time deposits                                                          41,087                   45,178                  (4,091)
     Marketable securities                                                 431,857                  495,326                 (63,469)
     Trade accounts and notes receivable,                                1,405,885                1,392,749                  13,136
       less allowance for doubtful accounts
     Finance receivables, net                                            3,878,939                3,891,406                 (12,467)
     Other receivables                                                     367,214                  332,722                  34,492
     Inventories                                                         1,483,992                1,459,394                  24,598
     Deferred income taxes                                                 595,123                  605,331                 (10,208)
     Prepaid expenses and other current assets                             812,460                  632,543                 179,917
                                                            ----------------------- ------------------------ -----------------------
     Total current assets                                               11,705,931               11,298,929                 407,002
                                                            ----------------------- ------------------------ -----------------------
  Noncurrent finance receivables, net                                    5,610,939                5,655,545                 (44,606)
  Investments and other assets:
     Marketable securities and other securities                          2,176,243                2,102,874                  73,369
       investments
     Affiliated companies                                                1,844,226                1,826,375                  17,851
     Employees receivables                                                  69,759                   69,523                     236
     Other                                                                 764,534                  707,110                  57,424
                                                            ----------------------- ------------------------ -----------------------
     Total investments and other assets                                  4,854,762                4,705,882                 148,880
                                                            ----------------------- ------------------------ -----------------------
  Property, plant and equipment:
     Land                                                                1,265,051                1,257,409                   7,642
     Buildings                                                           3,672,959                3,633,954                  39,005
     Machinery and equipment                                             9,359,597                9,201,093                 158,504
     Vehicles and equipment on operating leases                          2,703,388                2,836,881                (133,493)
     Construction in progress                                              220,119                  263,602                 (43,483)
                                                            ----------------------- ------------------------ -----------------------
         Subtotal                                                       17,221,114               17,192,939                  28,175
                                                            ----------------------- ------------------------ -----------------------
     Less - Accumulated depreciation                                    (9,988,204)              (9,791,258)               (196,946)
                                                            ----------------------- ------------------------  ----------------------
     Total property, plant and equipment, net                            7,232,910                7,401,681                (168,771)
                                                            ----------------------- ------------------------ -----------------------
  Total assets                                                          29,404,542               29,062,037                 342,505
                                                            ----------------------- ------------------------ -----------------------
----------------------------------------------------------- ----------------------- ------------------------ -----------------------

                 TOYOTA MOTOR CORPORATION FY2010 First Quarter Financial Summary (All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)


                                                                                                               (Amount: million yen)
----------------------------------------------------------- ----------------------- ------------------------ -----------------------
                                                             FY2010 first quarter           FY2009
                                                               (As of June 30,         (As of March 31,               Increase
                                                                     2009)                   2009)                   (Decrease)
----------------------------------------------------------- ----------------------- ------------------------ -----------------------
Liabilities
  Current liabilities:
     Short-term borrowings                                               3,559,234                3,617,672                 (58,438)
     Current portion of long-term debt                                   2,563,588                2,699,512                (135,924)
     Accounts payable                                                    1,485,528                1,299,455                 186,073
     Other payables                                                        656,198                  670,634                 (14,436)
     Accrued expenses                                                    1,575,080                1,540,681                  34,399
     Income taxes payable                                                   50,190                   51,298                  (1,108)
     Other current liabilities                                             728,299                  710,041                  18,258
                                                            ----------------------- ------------------------ -----------------------
     Total current liabilities                                          10,618,117               10,589,293                  28,824
                                                            ----------------------- ------------------------ -----------------------
  Long-term liabilities:
     Long-term debt                                                      6,565,472                6,301,469                 264,003
     Accrued pension and severance costs                                   637,314                  634,612                   2,702
     Deferred income taxes                                                 728,003                  642,293                  85,710
     Other long-term liabilities                                           253,675                  293,633                 (39,958)
                                                            ----------------------- ------------------------ -----------------------
     Total long-term liabilities                                         8,184,464                7,872,007                 312,457
                                                            ----------------------- ------------------------ -----------------------
  Total liabilities                                                     18,802,581               18,461,300                 341,281
                                                            ----------------------- ------------------------ -----------------------

Shareholders' equity
  Toyota Motor Corporation shareholders' equity:
     Common stock, no par value,                                           397,050                  397,050                       --
       authorized: 10,000,000,000 shares
       as of June 30, 2009 and March 31, 2009
       issued: 3,447,997,492 shares
       as of June 30, 2009 and March 31, 2009
     Additional paid-in capital                                            501,895                  501,211                     684
     Retained earnings                                                  11,344,044               11,531,622                (187,578)
     Accumulated other comprehensive income (loss)                        (916,112)              (1,107,781)                191,669
     Treasury stock, at cost,                                           (1,260,669)              (1,260,895)                    226
       312,060,165 shares as of June 30, 2009 and
       312,115,017 shares as of March 31, 2009
                                                            ----------------------- ------------------------ -----------------------
     Total Toyota Motor Corporation shareholders'                       10,066,208               10,061,207                  5,001
       equity
                                                            ----------------------- ------------------------ -----------------------
  Noncontrolling interest                                                  535,753                  539,530                  (3,777)
                                                            ----------------------- ------------------------ -----------------------
  Total shareholders' equity                                            10,601,961               10,600,737                   1,224
                                                            ----------------------- ------------------------ -----------------------
Commitments and contingencies
                                                            ----------------------- ------------------------ -----------------------
Total liabilities and shareholders' equity                              29,404,542               29,062,037                 342,505
                                                            ----------------------- ------------------------ -----------------------
----------------------------------------------------------- ----------------------- ------------------------ -----------------------

                 TOYOTA MOTOR CORPORATION FY2010 First Quarter Financial Summary (All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)


(2) Quarterly Consolidated Statements of Income

(First quarter for the three months ended June 30)

                                                                                                               (Amount: million yen)
----------------------------------------------------------- ----------------------- ------------------------ -----------------------
                                                             FY2009 first quarter     FY2010 first quarter
                                                             (Three months ended      (Three months ended             Increase
                                                                June 30, 2008)           June 30, 2009)              (Decrease)
----------------------------------------------------------- ----------------------- ------------------------ -----------------------
Net revenues:
  Sales of products                                                      5,858,843                3,521,081              (2,337,762)
  Financing operations                                                     356,287                  314,996                 (41,291)
                                                            ----------------------- ------------------------ -----------------------
  Total net revenues                                                     6,215,130                3,836,077              (2,379,053)
                                                            ----------------------- ------------------------ -----------------------
Costs and expenses:
  Cost of products sold                                                  4,989,767                3,368,860              (1,620,907)
  Cost of financing operations                                             184,316                  183,955                    (361)
  Selling, general and administrative                                      628,456                  478,125                (150,331)
                                                            ----------------------- ------------------------ -----------------------
  Total costs and expenses                                               5,802,539                4,030,940              (1,771,599)
                                                            ----------------------- ------------------------ -----------------------
Operating income (loss)                                                    412,591                 (194,863)               (607,454)
                                                            ----------------------- ------------------------ -----------------------
Other income (expense):
  Interest and dividend income                                              41,912                   22,775                 (19,137)
  Interest expense                                                         (14,353)                  (8,800)                  5,553
  Foreign exchange gain, net                                                13,985                   27,999                  14,014
  Other income (loss), net                                                  (1,081)                  14,381                  15,462
                                                            ----------------------- ------------------------ -----------------------
  Total other income (expense)                                              40,463                   56,355                  15,892
                                                            ----------------------- ------------------------ -----------------------
Quarterly income (loss) before income
    taxes and equity in earnings of                                        453,054                 (138,508)               (591,562)
    affiliated companies
                                                            ----------------------- ------------------------ -----------------------
Provision for income taxes                                                 174,666                  (47,797)               (222,463)
Equity in earnings of affiliated companies                                  95,064                    3,546                 (91,518)
                                                            ----------------------- ------------------------ -----------------------
Quarterly net income (loss)                                                373,452                  (87,165)               (460,617)
                                                            ----------------------- ------------------------ -----------------------
Less: Quarterly net (income) loss
    attributable to the noncontrolling                                     (19,793)                   9,343                  29,136
    interest
                                                            ----------------------- ------------------------ -----------------------
Quarterly net income (loss) attributable to                                353,659                  (77,822)               (431,481)
    Toyota Motor Corporation
                                                            ----------------------- ------------------------ -----------------------
----------------------------------------------------------- ----------------------- ------------------------ -----------------------



                                                                                                                       (Amount: yen)
----------------------------------------------------------- ----------------------- ------------------------ -----------------------
Quarterly net income (loss) attributable to
    Toyota Motor Corporation per share
  Basic                                                                     112.30                   (24.82)                (137.12)
  Diluted                                                                   112.28                   (24.82)                (137.10)
----------------------------------------------------------- ----------------------- ------------------------ -----------------------

                 TOYOTA MOTOR CORPORATION FY2010 First Quarter Financial Summary (All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)


(3) Quarterly Consolidated Statements of Cash Flows

                                                                                                               (Amount: million yen)
--------------------------------------------------------------------------- --------------------------- ----------------------------
                                                                               FY2009 first quarter        FY2010 first quarter
                                                                                (Three months ended         (Three months ended
                                                                                   June 30, 2008)              June 30, 2009)
--------------------------------------------------------------------------- --------------------------- ----------------------------
Cash flows from operating activities:
  Quarterly net income (loss)                                                                373,452                     (87,165)
  Adjustments to reconcile quarterly net income (loss) to net cash provided by operating activities
     Depreciation                                                                            353,659                     334,712
     Provision for doubtful accounts and credit losses                                        47,142                      38,282
     Pension and severance costs, less payments                                              (12,080)                      3,087
     Losses on disposal of fixed assets                                                       20,024                       8,093
     Unrealized losses on available-for-sale securities, net                                      19                         395
     Deferred income taxes                                                                   (17,277)                    (22,361)
     Equity in earnings of affiliated companies                                              (95,064)                     (3,546)
     Changes in operating assets and liabilities, and other                                  262,890                     287,457
                                                                            --------------------------- ----------------------------
  Net cash provided by operating activities                                                  932,765                     558,954
                                                                            --------------------------- ----------------------------
Cash flows from investing activities:
  Additions to finance receivables                                                        (2,326,976)                 (1,832,060)
  Collection of and proceeds from sales of finance receivables                             1,870,129                   1,850,764
  Additions to fixed assets excluding equipment leased to others                            (354,471)                   (217,840)
  Additions to equipment leased to others                                                   (320,170)                   (170,722)
  Proceeds from sales of fixed assets excluding equipment                                     17,572                      14,650
     leased to others
  Proceeds from sales of equipment leased to others                                           91,580                     136,848
  Purchases of marketable securities and security investments                               (308,335)                    (40,710)
  Proceeds from sales of and maturity of marketable securities and                           351,258                     121,477
     security investments
  Changes in investments and other assets, and other                                         (34,643)                    (96,688)
                                                                            --------------------------- ----------------------------
  Net cash used in investing activities                                                   (1,014,056)                   (234,281)
                                                                            --------------------------- ----------------------------
Cash flows from financing activities:
  (Purchase) reissuance of common stock                                                          (96)                        230
  Proceeds from issuance of long-term debt                                                   656,886                     895,918
  Payments of long-term debt                                                                (700,888)                   (776,854)
  Increase (decrease) in short-term borrowings                                               593,422                    (105,633)
  Dividends paid                                                                            (236,196)                   (109,756)
                                                                            --------------------------- ----------------------------
  Net cash provided by (used in) financing activities                                        313,128                     (96,095)
                                                                            --------------------------- ----------------------------
Effect of exchange rate changes on cash and cash equivalents                                  48,222                      16,516
                                                                            --------------------------- ----------------------------
Net increase in cash and cash equivalents                                                    280,059                     245,094
                                                                            --------------------------- ----------------------------
Cash and cash equivalents at beginning of period                                           1,628,547                   2,444,280
                                                                            --------------------------- ----------------------------
Cash and cash equivalents at end of period                                                 1,908,606                   2,689,374
                                                                            --------------------------- ----------------------------
--------------------------------------------------------------------------- --------------------------- ----------------------------

  Note: In the Quarterly Consolidated Statements of Cash Flows, cash and cash equivalents include cash on hand, bank deposits that can be withdrawn at any time and short-term investments that can be converted into cash at any time and carry minimal risk of change in value.

  (4) Going Concern Assumption

      None

                 TOYOTA MOTOR CORPORATION FY2010 First Quarter Financial Summary (All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)


  (5) Segment Information

    (i) Segment operating results

FY2009 first quarter (Three months ended June 30, 2008)                                                        (Amount: million yen)
------------------------------------- ------------------ ------------------ ------------------ ------------------ ------------------
                                                                                                  Intersegment
                                          Automotive     Financial Services      All Other        Elimination        Consolidated
------------------------------------- ------------------ ------------------ ------------------ ------------------ ------------------
  Net revenues:
    (1) Sales to external customers           5,715,741            356,287            143,102                 --          6,215,130
    (2) Intersegment sales                        5,206              6,886            145,064           (157,156)                --
------------------------------------- ------------------ ------------------ ------------------ ------------------ ------------------
                Total                         5,720,947            363,173            288,166           (157,156)         6,215,130
------------------------------------- ------------------ ------------------ ------------------ ------------------ ------------------
  Operating expenses                          5,388,602            284,039            285,204           (155,306)         5,802,539
------------------------------------- ------------------ ------------------ ------------------ ------------------ ------------------
  Operating income                              332,345             79,134              2,962             (1,850)           412,591
------------------------------------------------------------------------------------------------------------------------------------

FY2010 first quarter (Three months ended June 30, 2009)                                                        (Amount: million yen)
------------------------------------- ------------------ ------------------ ------------------ ------------------ ------------------
                                                                                                  Intersegment
                                          Automotive     Financial Services      All Other        Elimination        Consolidated
------------------------------------- ------------------ ------------------ ------------------ ------------------ ------------------
  Net revenues:
    (1) Sales to external customers           3,410,071            314,996            111,010                 --          3,836,077
    (2) Intersegment sales                        2,896              5,153             93,139           (101,188)                --
------------------------------------- ------------------ ------------------ ------------------ ------------------ ------------------
                Total                         3,412,967            320,149            204,149           (101,188)         3,836,077
------------------------------------- ------------------ ------------------ ------------------ ------------------ ------------------
  Operating expenses                          3,652,104            270,532            208,695           (100,391)         4,030,940
------------------------------------- ------------------ ------------------ ------------------ ------------------ ------------------
  Operating income (loss)                      (239,137)            49,617             (4,546)              (797)          (194,863)
------------------------------------------------------------------------------------------------------------------------------------

    (ii) Geographic information

FY2009 first quarter (Three months ended June 30, 2008)                                                        (Amount: million yen)
----------------------------------- ------------- ------------- ------------- ------------ ------------- ------------- -------------
                                                                                                         Intersegment
                                        Japan     North America     Europe        Asia         Other     Elimination   Consolidated
----------------------------------- ------------- ------------- ------------- ------------ ------------- ------------- -------------
  Net revenues:
    (1) Sales to external customers    2,029,943     2,048,269       871,858      719,133       545,927            --     6,215,130
    (2) Intersegment sales             1,630,909        42,870        44,305       79,215        82,717    (1,880,016)           --
----------------------------------- ------------- ------------- ------------- ------------ ------------- ------------- -------------
               Total                   3,660,852     2,091,139       916,163      798,348       628,644    (1,880,016)    6,215,130
----------------------------------- ------------- ------------- ------------- ------------ ------------- ------------- -------------
  Operating expenses                   3,443,690     2,021,965       895,875      728,978       584,192    (1,872,161)    5,802,539
----------------------------------- ------------- ------------- ------------- ------------ ------------- ------------- -------------
  Operating income                       217,162        69,174        20,288       69,370        44,452        (7,855)      412,591
----------------------------------- ------------- ------------- ------------- ------------ ------------- ------------- -------------

FY2010 first quarter (Three months ended June 30, 2009)                                                        (Amount: million yen)
----------------------------------- ------------- ------------- ------------- ------------ ------------- ------------- -------------
                                                                                                         Intersegment
                                        Japan     North America     Europe        Asia         Other     Elimination   Consolidated
----------------------------------- ------------- ------------- ------------- ------------ ------------- ------------- -------------
  Net revenues:
    (1) Sales to external customers    1,398,778     1,155,390       500,055      457,940       323,914            --     3,836,077
    (2) Intersegment sales               783,029        19,840        15,018       36,169        19,392      (873,448)           --
----------------------------------- ------------- ------------- ------------- ------------ ------------- ------------- -------------
               Total                   2,181,807     1,175,230       515,073      494,109       343,306      (873,448)    3,836,077
----------------------------------- ------------- ------------- ------------- ------------ ------------- ------------- -------------
  Operating expenses                   2,393,809     1,178,867       535,460      467,207       325,923      (870,326)    4,030,940
----------------------------------- ------------- ------------- ------------- ------------ ------------- ------------- -------------
  Operating income (loss)               (212,002)       (3,637)      (20,387)      26,902        17,383        (3,122)     (194,863)
----------------------------------- ------------- ------------- ------------- ------------ ------------- ------------- -------------

Note: "Other" consists of Central and South America, Oceania and Africa.

                 TOYOTA MOTOR CORPORATION FY2010 First Quarter Financial Summary (All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

  (6) Significant Changes in Shareholders' Equity

      None